Filed by SouthState Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Independent Bank Group, Inc.

Commission File No: 001-35854

Date: July 26, 2024

The following is an excerpt of a transcript of the investor call held on July 25, 2024 related to SouthState Corporation (“SouthState”)’s second quarter 2024 earnings.

Call Participants

EXECUTIVES

John C. Corbett

CEO & Director

SouthState Corporation

Stephen D. Young

Senior EVP & CSO

SouthState Corporation

William E. Matthews

Senior EVP & CFO

SouthState Corporation

Jeremy Lucas

SVP, Director of Investor Relations & Balance Sheet Strategies

SouthState Corporation

ANALYSTS

David Jason Bishop

Hovde Group, LLC, Research Division

Brandon Thomas King

Truist Securities, Inc., Research Division

Catherine Fitzhugh Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Gary Peter Tenner

D.A. Davidson & Co., Research Division

Operator

Thank you for standing by. My name is Kathleen, and I will be your conference operator today. At this time, I would like to welcome everyone to the SouthState Corporation Second Quarter 2024 Earnings Conference Call. [Operator Instructions]. I would now like to turn the call over to Mr. Will Matthews, Chief Financial Officer. Please go ahead.

William Matthews: Good morning, and welcome to SouthState's Second Quarter 2024 Earnings Call. This is Will Matthews, and I'm here with John Corbett, Steve Young and Jeremy Lucas. As always, John and I will make some brief remarks and then move into questions. We understand you can all read our earnings release and investor presentation, copies of which are on our Investor Relations website. We thus won't regurgitate all the information, but try to make a few comments and point out a few highlights on items of interests before moving to Q&A.

Before we begin our remarks, I want to remind you that the comments we make may include forward-looking statements within the meaning of the federal securities laws and regulations. Any such forward-looking statements we may make are subject to the safe harbor rules. Please review the forward-looking disclaimer and safe harbor language in the press release and presentation for more information about our forward-looking statements and risks and uncertainties which may affect us.

Now I'll turn the call over to John Corbett, our CEO.

John Corbett: Thank you, Will. Good morning, everybody. Thanks for joining us. It felt like SouthState was firing on nearly all cylinders in the second quarter. We saw the long anticipated inflection of our net interest margin. Noninterest income was up. Expenses were well controlled and earnings per share were up 15% from last quarter. On the balance sheet, deposits are still a challenge, but loans grew better than forecast and asset quality is in good shape with only 5 basis points in charge-offs.

The most impactful event of the second quarter was obviously the announcement of the independent financial transaction. We spent the month of June in town hall meetings with employees in Dallas, Denver, Austin and Houston. And David and his team were incredibly welcoming and hospitable. They're all terrific. With no branch overlap and no change to the geographic leadership structure, it makes this much easier to integrate and for our bankers to keep their focus on serving their clients and building the bank. We've already filed the proxy, and we've scheduled for the shareholder vote for next month. We also filed the regulatory applications on July 1. So things are progressing on schedule.

We walked through the strategic rationale when we announced the deal in May. We're expanding into great markets. In fact, there's some of the only markets in the country that match the demographic growth profile of our current markets, both from people migration and income migration. We also talked about the financial power, with 27% earnings per share accretion.

But I want to take a minute and drill down on how we're thinking about the deal from a capital management perspective. As an industry, we're on the back end of the fastest increase of interest rates in decades. Our industry currently suffers from loans and investments that are under-earning their potential because they're not yielding current market rates. That's a negative overhang that will last for years. But the positive is the industry enjoys the benefit of strong capital ratios.

So the question for every bank management team is how to utilize surplus capital to reposition the balance sheet and unlock the earnings potential of these assets rather than waiting years. Many of our peers have chosen to execute a bond swap, and that's fine, but a bond swap never got us particularly excited as a capital management strategy. We looked at it as a dollar-for-dollar trade. You invest $1 of capital and you get $1 of earnings, but you accelerate the timing of the cash flows. Again, that's fine from a financial engineering perspective, but it feels to us like a dollar-for-dollar trade.

What we're doing with independent is a more powerful use of capital. Just like the bond swap, we're unlocking the earnings power of the bonds at Independent Financial, but it's not just the bonds. We're unlocking the earnings potential of their entire loan portfolio. So including both loans and investments, it's about a $17 billion interest rate swap on all earning assets. But here's the key. Rather than a dollar-for-dollar trade, the thing that makes this different is that we're utilizing the SouthState valuation and currency advantage simultaneously with the investment of capital, which makes the swap much more powerful as a capital management approach. Layer in both the normal economies of scale we gain in a transaction plus the currency advantage and we see this as a far, far better use of capital than a vanilla bond swap. All $17 billion of earning assets moves to market rates and the rates are instantly locked in. Independents net interest margin opens wide and the only rate movement going forward will be deposit rates.

As we move into a period of likely lower rates, SouthState should benefit as a more liability-sensitive balance sheet with Independent. I want to thank David and Dan Brooks, Dan Strodel and the entire Independent team for making us feel so welcome and for their enthusiasm of what we're building together.

I'll turn it back over to Will to provide more color on the quarter.

William Matthews

Thanks, John. Total revenue of $425 million for the quarter was a bit better than forecasted with net interest income of $350 million and noninterest income of $75 million. That total revenue number was up $10 million from Q1 on an equal day count. Our NIM of 3.44% rose 3 basis points and was in line with our expectations, as deposit cost increases slowed to 6 basis points at the lower end of our 5 to 10 basis point guidance for a cost of total deposits of 180 basis points for the quarter, and as loan yield increased 9 basis points from the prior quarter, also within our guidance of 7 to 10 basis points.

I'll note what appears to be something of an inflection point. This is the first quarter since Q4 of '22, where our improvement in loan yields exceeded our increase in cost of deposits. That brings our total cumulative deposit beta to 34% and our cumulative loan beta to 39%.

Confirming our expectations, our deposit mix shift appears to have slowed. In fact, for the quarter, average DDA balances were up slightly versus Q1 and the average mix of DDAs to total deposits was unchanged from Q1's 28.5%. Steve will give some color on our future margin guidance in the Q&A.

Noninterest income was up $4 million from Q1, a bit better than we expected. NIE, excluding nonrecurring items of $242 million was up $1 million from Q1 and moderately above Q2 of '23 levels.

Looking ahead to the remainder of the year, we have merit increases for most of the bank that were effective July 1, so compensation expense will increase. There are also some project and related expenses we expect to hit in the second half of the year. So NIE in Q3 and Q4 is still likely to be in the $250 million range. As always, NIE is somewhat dependent on expense items that vary with revenue.

Our $4 million and provision expense essentially matched the quarter's net charge-offs, leaving the total reserve levels flat. And when combined with loan growth, caused the total reserve to loans to decline 3 basis points to 1.57%.

NPLs were up $21 million centered in one loan where we have guarantors with substantial liquid capacity and where we expect to resolve this credit favorably. Past dues and payment performance improved and are as strong as we've seen in recent memory. And we continue to expect that we will not see significant losses in the loan portfolio based upon current forecasts.

Lastly, on the balance sheet front, loan growth of 7% annualized brought year-to-date growth to a 5% annualized rate and deposits were flat with Q1 levels with ending deposits down slightly and average deposits up approximately 1%. Capital improved with our TCE ratio growing to 8.4%, our CET1 to 12.1% and our TBV per share ending at $47.90. Operator, we'll now take questions.

Q&A

Operator

Thank you. [Operator Instructions] Your first question comes from the line of Michael Rose of Raymond James. Please ask your questions.

Michael Rose

Raymond James & Associates, Inc., Research Division

Hey good morning guys. Thanks for taking my questions. I just wanted to get a sense on just the loan growth expectations. I know you guys had previously talked about kind of mid-single digits. I think this quarter was a little bit better than what I was looking for. Just any sort of thoughts that you guys have and if you can just talk about kind of from the business perspective, what your customers are telling you. Would you expect to see assuming everything works out with the election, deregulatory side, maybe is there any pent-up demands? I'm just trying to get a sense for what customer activity looks like.

John Corbett: It's John. Yes, you're right. We referenced about mid-single-digit loan growth guidance early in the year. And really, that's what we're tracking. We've done about 5% loan growth a little stronger in the second quarter. I think last quarter, Michael, we mentioned that our pipelines have grown significantly starting in November of last year, and that pipeline growth translated into loan production growth in the second quarter. Our loan production grew from $1.3 billion in the first to about $2 billion in the second quarter. So it's about a 50% increase in loan production.

The growth is really broad-based. The biggest contributor we're seeing is C&I credits are largely middle market companies, and we're seeing the strongest growth out of the Carolinas. And in the last year, you know, we benefited from the funding of construction loans that were made earlier in '21 and '22. That tailwind probably abates here in the coming quarters, so we may lose some of that benefit. But pipelines are currently stable, so we think our current guidance is still appropriate. But as always, it can be lumpy from quarter-to-quarter, but the payoffs of the wildcard they've been historically low the last few quarters, but we're starting to see some multifamily sales activities, so payoffs might increase.

Michael Rose

Raymond James & Associates, Inc., Research Division

Very helpful. And then just switching to credit. You guys for a bunch of quarters built the reserves pretty meaningfully. You did have some modest upward migration, understanding it's off of very low levels. But the reserve did come down. The provision was, I think, much less than me and others were looking for. Can you just discuss some of the puts and takes and maybe what drove the increase in the earlier stage special mention and substandard categories? Thanks.

John Corbett: Yes, Michael, it's John. So I think we talked about a few quarters ago as the yield curve increases and rates rise, we'll probably see a migration and a more of a normalization in particularly commercial real estate loans, and that's kind of manifested itself, although it's slowing down the last quarter or two. But it's primarily a rising rate story. I think our culture, as you know it to be, is one that's quick to downgrade and slower to upgrade.

But as we talk to the credit team that are analyzing these loans, they don't see a material loss content, and we're not having really any significant payment performance issues. I think, Will mentioned it in his opening remarks, past dues are only 21 basis points, and we're all focused on office, but the office past dues are only 22 basis points. And if you take a step back, past dues in all commercial real estates, loans are only 6 basis points. So I think as we move through this rate cycle, we got lots of equity strong guarantors. We'll upgrade loans accordingly as debt service coverages improve, but we don't see loss content or our credit folks aren't particularly concerned at this point.

William Matthews: Yes. Michael, it's Will. I'll maybe comment on provisioning. CECL is always a difficult and dangerous thing to predict. But the theory behind it, of course, is that you provision and advance recognized losses in advance. And if you look at our build over the last 8 quarters, it's up about $171 million provision expense net of charge-offs. And so if it's possible moving ahead, if you start to see improvements in economic forecasts, we and the industry if others fall the same practice would potentially see reserve levels continue to come down even as, in some cases, you might see some folks charge-offs tick up at the same time. So CECL's a forward-looking model, it does incorporate some other qualitative factors associated with things in your portfolio. But if economic forecasts improve from here, I wouldn't necessarily see our reserve moving up at all from where it is today.

Michael Rose

Raymond James & Associates, Inc., Research Division

Makes a lot of sense. And maybe just one last one for me. I saw that you guys filed a fixed income presentation and looks like IBTX to the extent that you can comment, has some sub debt that's maturing in '24. Can you just talk about why this presentation was filed? And then any sort of comments as to what the sub debt, do they expect that to just pay that down or just any comments you can give. Thanks.

William Matthews: Yes. All I'd say on that, Michael, is that IBTX as a stand-alone entity that has debt maturing shortly and they may or may not be opportunistic in the market to refinance it.

Michael Rose

Raymond James & Associates, Inc., Research Division

All right. I’ll step back. Thanks.

William Matthes: Thank you.

Operator

Your next question comes from the line of Catherine Mealor of KBW. Please go ahead.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Thanks, good morning. It was great to see the margin come right in line with your guidance. I wanted to see what you're thinking about the back half of the year, particularly as we push the likelihood of cuts back to the likely to December?

Stephen Young: Sure, Catherine. This is Steve. It's probably a longer answer than you're ready for, but I thought maybe I would spend a little time on this because, in April, I guess the headline is there's really no real changes to our guidance. But we did have, as we said, a material announcement in May that we're thinking about the transaction with IBTX, and it's 27% accretive. So it is a bit of a game changer as we kind of think about post the end of this year. So I guess the first point is, there's really no change to our guidance. I think we said $340 million to $350 million for the full year, and that's sort of where we are.

Let me kind of try to build a bridge from where we are and kind of where we're modeling, we're headed. And it's really the three assumptions around interest earning assets at $41 billion for 2024. That's no change. Nothing has changed there. Our rate forecast that we talked about in April is the same. It is the Moody's baseline. It was 2 cuts in 2024 and 4 cuts in 2025. So that has not changed.

And then the third big assumption is around deposit beta. We're 34% on the way up. And we're modeling on a stand-alone company, has 20% on the way down. And then as a pro forma company, with IBTX, 25% on the way down. So for the stand-alone Company, for us, we would expect NIM to be flat in the third quarter with the loan yields and funding costs offsetting each other. And if we get a rate set in September, the market seems to indicate, we would expect a 3 to 5 basis point improvement in the fourth quarter. And then for each rate cut thereafter, what we talked about before, we would expect a 3 to 5 basis point NIM increase for each of those rate cuts.

As we think about adding IBTX into the Company, when IBTX closes, which we still expect that to happen in the first quarter, I'm not sure early or late. But we would expect a 10 to 15 basis point increase in the margin run rate for us as we mark-to-market the fixed rate loans and fixed rate securities of IBTX.

So to just kind of conclude as we kind of think forward from the bridge from here to the end of 2025. So by the fourth quarter of 2025, with these rate assumptions and our modeling assumptions that we announced during the merger, that we would approximately have about $50 billion in loans. We'd have about $55 billion in deposits and our exiting fourth quarter NIM would be in the 3.75% to 3.85% range.

And then as we think about 2026, if Moody's baseline is correct, there's 3 more rate cuts in 2026. Which would add to our margins, that same 3 to 5 basis points. So, in theory, we’d be in 2026 get in the 3.90s potentially. If we don't get -- if we get fewer cuts than 6 that we're expecting, we would expect margin continue to expand, but it would be lower by 2 to 4 basis points for each rate cut that we have -- that we don't get, if it's lower -- if it's less than 6 rate cuts.

So hopefully, that kind of helps your modeling as you think about us on a stand-alone through the end of the year, and then us together with IBTX through 2025. Just two other comments on that. As we think about liability sensitivity in a low rate environment, you know, our pre floating rate loans percentage of 30%. Post, it will be 27%, so a little less floating in a post-IBTX world. And then our deposits, as we mentioned, our beta is 20% in a pre-IBTX, and post-IBTX would be 25%. So that all kind of adds up to all of those assumptions to get to that guidance. So I hope that's helpful.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Yes. That was awesome, Steve, as always. And one thing on the -- you mentioned last quarter that you still thought that before we get to cuts that your deposit cost would probably peak somewhere in the mid-1.80s. It feels like we're 1.78% now, so we're nearing that. Is that still how you're thinking about the deposit cost peak?

Stephen Young: Yes. No change since the interest rate forecast didn't change. This quarter, we were 1.80%. I think is what's in our press release with our deposit costs. We still expect that to peak in the mid-1.80s. Probably in the third quarter, in the fourth quarter or late in the third quarter, excuse me.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Great. Okay. And then your 3 -- the guidance you gave for next year ending at 3.75% to 3.85% that you mentioned, that, of course, includes accretable yield, correct?

Stephen Young: I wouldn't call it accretable yield. I would call it, market rate on interest rate swap. That's correct. That would be a..

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

We will back it at a core....

Stephen Young: Please don’t.

Catherine Summerson Mealor

Keefe, Bruyette, & Woods, Inc., Research Division

Yes. But still, but that includes the impact of the marks.

Stephen Young: Yes, that’s right. Great, very helpful Steve. Thank you.

Operator

Your next question comes from the line of Brandon King of Truist Securities. Please go ahead.

Brandon King

Truist Securities, Inc., Research Division

Hey good morning. So fees came in stronger this quarter as well. So just wanted to get an update on what you're thinking about fees going forward, I believe the range is kind of at 55 to 65 basis points, but I wonder if that's 55 to 60 basis points, but has that changed at all given the strength we've seen so far?

Stephen Young: Sure. Thanks, Brandon. This is Steve. Yes, we showed you a slide on Page 29. But our fee income, it shows sort of a trend line on our fee income of $75 million or 67 basis points on assets, which was higher than our 55 to 60 basis point guide. We did have interest on an IRS tax refund payment that added about $5 million to the second quarter totals.

So if you kind of -- I would say that basically, there's not a lot of change to this guidance based on the interest rate forecast and with the first cut to happen late in the third quarter, we would sort of expect that NII average assets to be maybe in that 55 to 65 basis point range. Before it starts climbing, as they start cutting rates and the capital markets businesses start coming back mortgage maybe in that 60 to 70 basis point range, maybe towards the first of next year. And then as we look at the pre look and as we -- a run rate perspective, when we add IBTX, which has a little less noninterest income, we would expect NII to average assets to be somewhere in that 50 to 55 basis points combined range as we get a full run rate after close.

Brandon King

Truist Securities, Inc., Research Division

All right. That's very helpful. And then, John, you mentioned in your prepared remarks that deposit environment is still challenging, deposits decline on a spot basis quarter-over-quarter. So could you just further elaborate on kind of what you're seeing in the deposit environment, any kind of expectations for growth going forward?

Stephen Young: Sure, Brandon. This is Steve. I think where we are in the cycle is kind of right at the end of a rate pausing cycle. And I remember this from other cycles that liquidity is kind of hard until the rate cutting cycle goes into place. And we're trying to manage, obviously, deposit costs with growth. And right now, we're having the ability to fund our loans with our deposits and our securities balances. So I would expect that, I'll call it, in a rate-cutting environment, that liquidity typically comes back in money market funds, there's alternatives and other things as people are in the treasury, they typically go back in the bank deposits or some portion of it.

So, you know, in this environment, we've been really focused on managing our own capital and trying to remix the balance sheet without growing the overall balance sheet and the overall funding structure and trying to remix within it. So I would expect the team certainly focused on it, but we're also focused on PPNR, and so we're trying to balance those two things.

Brandon King

Truist Securities, Inc., Research Division

Okay. And just lastly, a clarification point on NIM guidance. What is your embedded mix, deposit mix expectations or assumptions within that with -- especially for noninterest bearing?

Stephen Young: Yes. So we're non-interest-bearing this quarter is around 28%. I think it was, I think, it rounded to 28% last quarter. So I think we're seeing sort of a flattening off on a stand-alone basis. IBTX is a little less than that. But I think they saw a nice, you know, moderation there, too. So I wouldn't expect there to be a huge mix shift from here absent rate change or something like that. But right now, we've seen the sort of the trends, and I think maybe it was down 40 or 30 basis points. But hardly sitting around at all.

William Matthes: This is around where we were pre-COVID. So you know, it's hard to predict when the environment we went through is different, but this is pretty close to where pre-COVID, Brandon.

Brandon King

Truist Securities, Inc., Research Division

Alright. Thanks for taking my questions.

Operator

Your next question comes from the line of Gary Tenner of D.A. Davidson. Please go ahead.

Gary Tenner

D.A. Davidson & Co., Research Division

Thanks. Good morning. Well, you made some comments, I think, you know, regarding construction projects. Obviously, -- you're going to maybe see that moderate or decline a little bit. I'm curious, as it relates to completed projects, are you seeing any extension in terms of dwell times on your balance sheet before maybe there's a sale transaction or before the projects move to the secondary market or the permanent market?

John Corbett: Yes. In some segments, we're seeing them to be a little slower to lease up self-storage, particularly. We're seeing a little slowness there. But on the flip side, Gary, we are seeing the capital markets start to fall and seeing more transactions in multifamily. We -- just, the last month, we saw a multifamily project trade at -- I think it was a 5.25% cap rate. So that tells you that there is activity out there and the ability to transact business and get these projects off the books.

Gary Tenner

D.A. Davidson & Co., Research Division

I appreciate the color there. And then just I was just curious about the intra-quarter volatility on the DDA balance. It seemed particularly the largest quarter, the average balance, almost $2 billion above the March 31 over 6/30 balance. So just curious about that intra-quarter volatility. And how to think about it?

William Matthes: Yes. Gary, our DDAs, as a percent of overall deposits really flat on an average basis Q1 to Q2. I'm not sure I may have misunderstood your question.

Gary Tenner

D.A. Davidson & Co., Research Division

I guess I'm just querying the delta between -- I've got your average DDA for the quarter at over $12 billion versus about $10.3 billion at period end and about $10.5 billion as of March 31. So I'm just curious if that inter-quarter volatility of average versus the period end?

William Matthes: Yes. I think you may have a blip in your model. We got average for Q1 was $11.957 and Q2 was $12.171. So you know, a year ago June $13.333 for average noninterest year ago quarter 2. Maybe an input error in the spreadsheet.

Stephen Young: That's on Page 5 of the earnings release.

Gary Tenner

D.A. Davidson & Co., Research Division

No, I've got those numbers guys. Again, I was just trying -- the -- we -- I can talk to you offline about it. It's not a major--. Thanks.

Operator

Your next question comes from the line of David Bishop of Hovde Group. Please go ahead.

David Bishop

Hovde Group, LLC, Research Division

Good morning. There's obviously been a lot of argument around the commercial real estate space within the markets here. Into the deal, any sub segments or areas where you're consciously pulling back from and saying, hey, we're going to avoid this landmine, just not looking to grow this business and any areas where you might see some opportunities?

John Corbett: David, really, I don't think there's any difference in philosophy of IBTX and SouthState. I think we are wanting to manage our total CRE ratio well below the 300% and see that decline over time. You were all cautious naturally on office, cautious on assisted living. IBTX has got a really good solid retail granular retail CRE book, and we're pretty bullish on that. So I don't anticipate a change in their lending practices or our lending practices, but I do anticipate with the way we're going to accrete capital that our CRE concentration ratio will drift down.

David Bishop

Hovde Group, LLC, Research Division

Got it. Appreciate it. But a housekeeping item. I know obviously, the profitability will escalate in the 2025 with the merger. How should we think about a go-forward tax rate once the merger is complete? Thanks.

William Matthes: You know, not forecasting a big change from where we are today, Dave. I'll probably have some more refined estimates as we move closer to closing and maybe better update you guys the next couple of quarters. But this standpoint, I don't have anything -- any major changes to project.

David Bishop

Hovde Group, LLC, Research Division

Got it. Appreciate the color.

William Matthes: If no further questions, I'm going to add and make one clarifying comment on the non-interest expenses, because I've seen some of you in your notes have noted the cost of the cyber event, which we have in the non-recurring line item. And that year-to-date been about $8 million, about half of that in the first quarter and half in the second quarter. We have coverage for the cyber event. We have not yet filed the insurance claim.

We have a retention amount and then there’s some amounts related to some employee payments that weren't technically covered by the policy that will be borne by us. Those two combined total about $2 million. So I know some of you are adding that back as operating expense in some of your models, but I wanted to just make that point. We have yet to file that claim and would expect to be reimbursed for all but about $2 million of the cost of that event. So just FYI.

Operator

Okay. So there are no further questions. I will now turn the conference back over to Mr. John Corbett for closing remarks.

John Corbett: All right. Thank you guys for joining us this morning. We know you've got a lot of calls to jump on. So if we can provide any other clarity for you don't hesitate to give us a ring. And I hope you have a great day.

Operator

Ladies and gentlemen, that concludes the conference. Thank you for joining. You may now disconnect.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and other related federal securities laws. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, including information about Independent Bank Group, Inc.’s (“IBTX”), SouthState Corporation’s (“SouthState”) or the combined company’s possible or assumed future results of operations, including its future revenues, income, expenses, provision for taxes, effective tax rate, earnings (loss) per share and cash flows, its future capital expenditures and dividends, its future financial condition and changes therein, including changes in IBTX’s, SouthState’s or the combined company’s loan portfolio and allowance for credit losses, IBTX’s, SouthState’s or the combined company’s future capital structure or changes therein, the plan and objectives of management for future operations, IBTX’s, SouthState’s or the combined company’s future or proposed acquisitions, the future or expected effect of acquisitions on IBTX’s, SouthState’s or the combined company’s operations, results of operations and financial condition, IBTX’s, SouthState’s or the combined company’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that IBTX and SouthState make are based on their current plans, estimates, expectations, ambitions and assumptions regarding IBTX’s, SouthState’s and the combined company’s business, the economy and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are beyond the control of IBTX and SouthState. IBTX’s, SouthState’s and the combined company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Many possible events or factors could affect IBTX’s, SouthState’s and the combined company’s future financial results and performance and could cause those results or performance to differ materially from those expressed in the forward-looking statements. In addition to factors previously disclosed in IBTX’s and SouthState’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and SouthState providing for the acquisition of IBTX by SouthState (the “Transaction”); (2) the outcome of any legal proceedings that may be instituted against IBTX or SouthState; (3) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); (4) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which IBTX and SouthState operate; (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (7) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (8) reputational risk and potential adverse reactions of IBTX’s or SouthState’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; (9) the dilution caused by SouthState’s issuance of additional shares of its capital stock in connection with the Transaction; (10) a material adverse change in the financial condition of SouthState or IBTX; (11) general competitive, economic, political and market conditions; (12) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; (13) the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and (14) other factors that may affect future results of IBTX and SouthState including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause IBTX’s, SouthState’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm IBTX’s, SouthState’s or the combined company’s results.

IBTX and SouthState urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by IBTX and/or SouthState. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by IBTX or SouthState in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. IBTX and SouthState undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. IBTX and SouthState believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, IBTX and SouthState caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, IBTX and SouthState caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.

If IBTX or SouthState update one or more forward-looking statements, no inference should be drawn that IBTX or SouthState will make additional updates with respect to those or other forward-looking statements. Further information regarding IBTX, SouthState and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1564618/000156461824000025/ibtx-20231231.htm), and its other filings with the SEC, and in SouthState’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/764038/000155837024002302/ssb-20231231x10k.htm), and its other filings with the SEC.